Mail Stop 3561

January 28, 2010

Via U.S. Mail and Facsimile to (480) 760-9329

Glynis A. Bryan
Chief Financial Officer
Insight Enterprises, Inc.
6820 South Harl Avenue
Tempe, Arizona 85283

> **Re: Insight Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed May 12, 2009**
> **File No. 0-25092**

Dear Ms. Bryan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director